Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2009	2010	2011	2012	2013

Income (Loss) from Continuing Operations	$50,583	$(34,745)	$49,934	$19,273	$70,606
Plus: Income Taxes	(2,087)	(12,701)	4,694	2,669	4,962
Fixed Charges	24,560	23,833	23,432	29,570	37,562
Less: Capitalized Interest	(3,612)	(1,421)	(365)	(5,524)	(12,801)
Earnings Before Fixed Charges	69,444	(25,034)	77,695	45,988	100,329
Fixed Charges:
Interest Expense	$20,281	$21,693	$22,314	$23,244	$23,821
Capitalized Interest	3,612	1,421	365	5,524	12,801
Estimated Portion of Rental Expense Equivalent to Interest	667	719	753	802	940
Total Fixed Charges	24,560	23,833	23,432	29,570	37,562

Ratio of Earnings to Fixed Charges	2.83	NA	3.32	1.56	2.67

NA – The ratio is less than 1.0. A deficiency of $48.9 million exists for the year ended December 31, 2010. The calculation of earnings includes $57.0 million of non-cash depreciation and amortization expense and $97.7 million of impairment.